Pricing Supplement No. 3 dated April 19, 2002                Rule 424(B)(3)
(To Prospectus dated November 13, 2001                       File No. 333-72340
and Prospectus Supplement dated November 13, 2001)


                           Colgate-Palmolive Company

                        Medium-Term Notes - Fixed Rate

                                   Series E

         We are hereby offering to sell Notes having the terms specified below to you with the assistance of Banc of America Securities LLC, BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and The Williams Capital Group, L.P. (the "Agents"), acting as principal, at a fixed initial public offering price of 100% of the principal amount.

Principal Amount:      $330,000,000              Trade Date:   April 19, 2002
Issue Price:            100%                     Original Issue Date: April 24, 2002
Interest Rate:           5.98%                   Net Proceeds to Colgate:  $327,937,500
Stated Maturity Date:  April 25, 2012            Agents' Discount or Commission:  $2,062,500



Interest Payment Dates: April 25 and October 25 of each year, commencing on October 25, 2002.

Day Count Convention:
         [ X ]    30/360 for the period from April 24, 2002 to April 25, 2012.
         [   ]    Actual / 360 for the period from          to               .
         [   ]    Actual / Actual for the period from  ____ to _____

Redemption:          The Notes are not subject to redemption at the option of
                     Colgate prior to the stated maturity date.

Optional Repayment:  The Notes are not subject to repayment at the option of the holders prior to the stated maturity date.

Currency:
         Specified Currency:    US Dollars
         Minimum Denomination:  $1,000

Original Issue Discount: [   ]   [ X ]   No
         Total amount of OID:
         Yield to Maturity:
         Initial Accrual Period:

Form:  [ X ]   Book-entry    [   ]   Certificated

The Agents have severally, and not jointly, agreed to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names.

              Agent                                  Principal Amount of Notes
        ----------------                             --------------------------

Banc of America Securities LLC                         $  40,000,000
BNP Paribas Securities Corp.                              40,000,000
Deutsche Bank Securities Inc.                             40,000,000
Goldman, Sachs & Co.                                      40,000,000
J.P. Morgan Securities Inc.                               40,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                  40,000,000
Morgan Stanley & Co. Incorporated                         40,000,000
Salomon Smith Barney Inc.                                 40,000,000
The Williams Capital Group, L.P.                          10,000,000
                                                        -------------
     Total:                                             $330,000,000
                                                        =============
[   ]   Other provisions:

Use of Proceeds:
---------------

        The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes and working capital financing. As of April 19, 2002, Colgate's outstanding commercial paper had a weighted average interest rate of 1.81% with maturities ranging from 3 days to 42 days.

Recent Developments
-------------------

        On April 18, 2002, Colgate announced first quarter earnings results for fiscal year 2002. The following table sets forth unaudited summary consolidated results for the three-month periods ended March 31, 2002 and 2001.

           Colgate-Palmolive Company Summary of Consolidated Results
              For the three months ended March 31, 2002 and 2001
          (Dollars in Millions Except Per Share Amounts) (Unaudited)

                                                    2002                 2001
                                                    ----                 ----
Net Sales                                       $2,195.2             $2,212.2
Cost of Sales                                      992.4              1,031.8
Gross Profit                                     1,202.8              1,180.4
Gross Profit Margin                                54.8%                53.4%
Selling, General & Administrative Expenses         742.1                738.9
Earnings before Interest & Taxes (EBIT)            460.7                441.5
Operating Profit Margin                            21.0%                20.0%
Net Interest Expense                                34.9                 43.6
Income Before Income Taxes                         425.8                397.9
Provision for Income Taxes                         136.1                130.0
Tax Rate                                           32.0%                32.7%
Net Income                                         289.7                267.9
Net Earnings Per Common Share
                 Basic                              $.52                 $.47
                 Diluted                            $.49                 $.44
Average Common Shares Outstanding
                 Basic                             549.2                564.6
                 Diluted                           597.2                615.5

SFAS 142, which was adopted on January 1, 2002, resulted in the discontinuance of amortization of goodwill and indefinite life intangible assets. If year 2001 had been restated for the impact of SFAS 142, EBIT, net income and diluted earnings per share would have been $455.5, $279.1 and $.45, respectively.